EXHIBIT 99.1

NOMAD ROYALTY COMPANY LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Nomad Royalty Company Ltd. (the “Corporation” or “Nomad”):

NOTICE IS HEREBY GIVEN that the virtual annual and special meeting (the “Meeting”) of the holders of common shares of the Corporation (the “Common Shares”) will be held at 4:00 p.m. (eastern time) on May 10, 2021.

This year, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast which can be accessed after registering at the following link https://bit.ly/3rSOqHP. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location.

The Meeting will be held for the following purposes:

1.	To receive the Corporation’s audited consolidated financial statements for the year ended December 31, 2020 and the independent auditor’s report thereon;

2.	To elect the Corporation’s directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditor for fiscal year 2021 and to authorize the directors to fix its remuneration;

4.	To consider, and if deemed appropriate, to pass, with or without variation, a special resolution in the form attached as SCHEDULE “A” to the accompanying management information circular (“Circular”), authorizing an amendment to the articles of the Corporation so as to, if deemed advisable by the Corporation’s board of directors, consolidate, no later than 12 months from the date of the Meeting, the issued and outstanding Common Shares on the basis of one post-consolidation Common Share for up to a maximum of 20 pre-consolidation Common Shares issued and outstanding, as more particularly described in the Circular;

5.	To consider and approve, in an advisory, non-binding capacity, a resolution regarding the Corporation’s approach to executive compensation in the form attached as SCHEDULE “B” to the accompanying Circular; and

6.	To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

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The Circular and a form of proxy accompanies this Notice of Annual and Special Meeting.

In addition to being able to vote at the appropriate time during the Meeting, registered shareholders and duly appointed proxyholders will be able to participate in the Meeting and ask questions, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the Circular. Non-registered (or beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting. To access the Meeting, follow the instructions below:

➢	Step 1: Log in online and register at: https://bit.ly/3rSOqHP.
➢	Step 2: Complete the survey to register for the Meeting.
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Step 3: After registering, you will receive a confirmation email sent to the email address you provided in the survey with access instructions for the day of the Meeting. This confirmation email with access instructions will also be sent out the day prior to the Meeting.

The Corporation recommends that you log in by 3:45 p.m. (eastern time) on May 10, 2021. It is important to ensure you are connected to the internet at all times in order to vote when balloting commences. You are responsible for ensuring internet connectivity for the duration of the Meeting.

Registered shareholders who are unable to participate in the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the form of proxy and the Circular.

A registered Shareholder or a shareholder who does not hold shares of the Corporation in its own name (a “Beneficial Shareholder”) who desires to appoint a person other than those identified on the form of proxy or voting instruction form to represent him, her or it at the online Meeting, or any adjournment thereof, may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the nominees identified on the form of proxy or voting instruction form attend and participate at the online Meeting as your proxy and vote your Common Shares, including if you are a Beneficial Shareholder and wish to appoint yourself as a proxyholder to attend, participate and vote at the virtual Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a four-digit username to attend, participate and vote at the Meeting. Without a username, proxyholder will not be able to register in order to participate, submit questions online and vote virtually at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/NomadRoyalty and provide Computershare Investor Services Inc. (the “Transfer Agent”) with their proxyholder’s contact information, so that the Transfer Agent may provide the proxyholder with a four-digit username via email. The username will be required for proxyholders to register for the Meeting in accordance with the steps 1 to 3 above and attend and vote at the Meeting which will be held through a live audio webcast.

The board of directors has fixed a record date of March 30, 2021 for the Meeting. Accordingly, shareholders registered on the books of Nomad at the close of business on March 30, 2021 are entitled to receive notice of the Meeting and are entitled to vote thereat.

Dated at Montreal, Québec, Canada this 7th day of April, 2021.

By order of the board of directors,

(signed) Elif Lévesque

Elif Lévesque
Chief Financial Officer and Corporate Secretary

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